Filed Pursuant To Rule 424(b)(3)
Registration No. 333-85711
PROSPECTUS

368,631 Shares

National Fuel Gas Company

Common Stock

Direct Stock Purchase and

Dividend Reinvestment Plan

        This prospectus relates to 368,631 shares of common stock, $1.00 par value, of National Fuel Gas Company. All of the shares being offered hereby will be sold pursuant to the National Fuel Gas Company Direct Stock Purchase and Dividend Reinvestment Plan (the Plan). You should read this prospectus carefully before you invest.

      The price of the common stock will be based upon market prices prevailing at the time of sale. Our common stock is listed on the New York Stock Exchange under the symbol “NFG.” On July 27, 2004, the last reported sale price of our common stock was $25.45 per share.

      If you are currently participating in the Plan, you will remain enrolled in the Plan, and you do not have to take any action unless you wish to make a change to your Plan account or terminate your participation.

      To the extent required by applicable law in certain jurisdictions, shares of common stock offered under the Plan to certain persons are offered only through a registered broker/ dealer in such jurisdictions.

      Our principal executive offices are located at 6363 Main Street, Williamsville, New York 14221, and our telephone number is (716) 857-7000.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 27, 2004.

National Fuel Gas Company Direct Stock Purchase and Dividend Reinvestment Plan

      This prospectus describes the National Fuel Gas Company Direct Stock Purchase and Dividend Reinvestment Plan (the Plan). The Plan promotes long-term ownership in National Fuel Gas Company (National Fuel or the Company) by offering:

•	A simple, cost-effective method for purchasing shares of National Fuel common stock.

•	A way to increase your holdings in National Fuel by reinvesting your cash dividends.

•	The opportunity to purchase additional shares by making optional cash investments.

      You do not have to be a current shareholder of National Fuel to participate in the Plan. You can purchase your first shares of National Fuel stock through the Plan by making an initial investment of $1,000 or more, which includes an enrollment fee of $15.

National Fuel Gas Company

      National Fuel is a diversified energy company consisting of six reportable business segments: a utility segment, a pipeline and storage segment, an exploration and production segment, an international segment, an energy marketing segment, and a timber segment. The Company was incorporated in New Jersey in 1902. Whenever this prospectus refers to “shares” or “stock,” it means the Company’s common stock. The Company’s principal executive offices are located at 6363 Main Street, Williamsville, New York 14221, and its telephone number is (716) 857-7000.

Summary of the Plan

      Enrollment: New shareholders can join the Plan by submitting a completed enrollment form and making an initial investment of at least $1,000, which includes an enrollment fee of $15. Existing National Fuel shareholders who are not currently enrolled in the Plan can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you may participate directly by registering some or all of your shares in your name. The $15 enrollment fee does not apply to existing shareholders joining the Plan.

      Reinvestment of Dividends: You can reinvest all or a portion of your cash dividends toward the purchase of additional shares of National Fuel stock without paying brokerage commission charges. In the alternative, you can have your cash dividends paid to you by check mailed to your address, or by automatic deposit to your bank account.

      Optional Cash Investments: After you are enrolled in the Plan, you can buy additional shares of National Fuel stock without paying brokerage commission charges. You can invest a minimum of $100 at any one time, up to $120,000 in the aggregate per calendar year. You can pay by check or have your payment automatically withdrawn from your bank account.

      Full Investment: Full investment of your dividends is possible because the Company will credit your account with both whole and fractional shares. National Fuel pays dividends on both whole shares and fractional shares.

      Safekeeping of Certificates: You can deposit your National Fuel stock certificates with the Plan Administrator (as defined below) for safekeeping at no cost to you.

      Transfer of Shares: You can transfer your National Fuel shares to others.

      Sell Shares Conveniently: You can sell National Fuel stock out of your Plan account.

      Brokerage Commission Charges:

Purchases: You will not pay brokerage commission charges on your initial investment, reinvestment of dividends or optional cash investments. If shares are purchased in the open market to effect these investments, National Fuel will pay the brokerage commission charges, which must and will be reported to you and the U.S. Internal Revenue Service (IRS) as your taxable income. If shares are purchased directly from National Fuel to effect these investments, there will be no brokerage commission charges. National Fuel determines whether shares needed to meet the requirements of the Plan will be purchased in the open market or issued directly by National Fuel from authorized but unissued shares or treasury shares. National Fuel may change the source of shares from time to time in its sole discretion. (See “Purchase of Shares for the Plan” on page 4.)

Sales: You will pay brokerage commission charges, which are currently $0.12 per share, on sales of shares from your Plan account. You will also pay a sales transaction fee, which is currently $15, on each sale transaction.

      Tracking Your Investment: You will receive a statement or a notification after each transaction you make. Statements provide the details of the transaction and show the share balance in your Plan account.

Administrator of the Plan

      National Fuel has designated The Bank of New York as administrator of the Plan (the Plan Administrator) and as agent for the participants. The Bank of New York also is the transfer agent for National Fuel’s common stock.

      The Plan Administrator will keep and maintain Plan records, serve as custodian for shares held in the Plan, send statements and perform other duties required by the Plan. The Plan Administrator may be contacted as follows:

For information about the Plan:

Call the Plan Administrator:
(800) 648-8166

Outside the United States call collect:
(610) 312-5303

Internet:
www.stockbny.com

E-mail:
shareowners@bankofny.com

Send Optional Cash Investments to:

The Bank of New York
Dividend Reinvestment
P.O. Box 1958
Newark, NJ 07101-7924

      Make check payable to “National Fuel Gas Company” in U.S. dollars. The check must be drawn on a U.S. bank. Money orders, travelers’ checks, third-party checks and cash will not be accepted. To facilitate processing of your investment, please use the transaction stub located on the bottom of your statement or contact the Plan Administrator for the appropriate form.

      All other notices and correspondence should be sent to:

The Bank of New York
Shareholder Relations
P.O. Box 11258
New York, NY 10286-1258

      Please include your daytime phone number.

Enrollment

      You are eligible to participate in the Plan if you meet the requirements outlined below. If you live outside the United States, you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. National Fuel reserves the right to terminate participation of any shareholder and to refuse Plan participation to any person if it deems it advisable under any foreign laws or regulations.

      If you do not currently own any National Fuel stock, you can join the Plan by making an initial investment of at least $1,000, but not more than $120,000. You can get started in the Plan by returning a completed enrollment form to the Plan Administrator along with your check payable to “National Fuel Gas Company.” A $15 enrollment fee will be deducted from your initial investment. The Plan Administrator will arrange for the purchase of shares for your account but will not pay interest on amounts held pending investment. Please allow two weeks for your account to be established, initial shares to be purchased and a statement mailed to you. (See “Purchase of Shares for the Plan” on page 4.)

      If you already own National Fuel stock and the shares are registered in your name, you may join the Plan by returning a completed enrollment form to the Plan Administrator. If you currently participate in the Plan, you need not take any other action unless you want to make a change to your Plan account or terminate your participation.

      If your shares are held in a brokerage, bank or other intermediary account, and you wish to deposit some or all of those shares in the Plan, you should direct your broker, bank, or trustee to register such shares directly in your name. You can then get started in the Plan by returning a completed enrollment form to the Plan Administrator.

Investment Options

      Once enrolled in the Plan, you have the following choices:

      Dividend Reinvestment: You can choose to reinvest all or a portion of the regular cash dividends paid on your shares held in the Plan toward the purchase of additional shares of National Fuel stock. You can change your dividend reinvestment election at any time by notifying the Plan Administrator. For a particular dividend to be reinvested, your notification must be received prior to the record date for that dividend (the record date is normally 15 to 17 days prior to the payment date).

      If you elect to reinvest your dividends, you must choose one of the following when completing the dividend reinvestment section of the enrollment form:

Full Dividend Reinvestment: Purchase additional shares by reinvesting all of your cash dividends.

Partial Dividend Reinvestment: If you choose to reinvest less than all of your dividends you must specify the number or percentage of your shares on which you want the dividends reinvested. You will receive the dividends on the remaining shares, either by check mailed to your address or by direct deposit into your bank account as described below.

      Cash Dividends: You may, of course, choose not to reinvest any of your dividends, in which case the Plan Administrator will remit all dividends to you.

      Deposit Cash Dividends Electronically: If you choose partial dividend reinvestment or no dividend reinvestment, you can have your cash dividends deposited directly into your bank account instead of receiving a check by mail. Please contact the Plan Administrator for the proper form. Direct deposit instructions will be acted upon as soon as practicable after they are received. You can change your designated bank account for direct deposit or discontinue this feature by notifying the Plan Administrator.

      Optional Cash Investments: You can purchase additional shares of National Fuel stock by using the Plan’s optional cash investment feature. You must invest at least $100 at any one time, but you cannot invest more than $120,000 in a calendar year. Interest will not be paid on amounts held pending investment.

By Check: You may make optional cash investments by sending to the Plan Administrator a check payable to “National Fuel Gas Company.” The check must be in U.S. dollars and must be drawn on a U.S. bank. Do not send money orders, travelers’ checks, third-party checks or cash. To facilitate processing of your investment, please use the transaction stub located on the bottom of your statement or contact the Plan Administrator for the appropriate form.

By Automatic Withdrawal from your Bank Account: If you wish to make regular monthly purchases, you can authorize an automatic monthly withdrawal from your bank account. This feature enables you to make ongoing investments without writing a check. Funds will be deducted from your account on the 25th day of each month. If this date falls on a bank holiday or weekend, funds will be deducted on the preceding business day. Please allow four to six weeks for the first automatic monthly withdrawal to be initiated. You must notify the Plan Administrator in writing if there is any change in information relating to your authorized monthly deductions or if you wish to terminate automatic withdrawal.

      In the event that your optional cash investment check is returned unpaid for any reason, or your designated bank account for automatic withdrawal does not have sufficient funds for your authorized monthly deduction, the Plan Administrator will immediately remove from your account shares which were purchased in anticipation of the collection of such funds. These shares will be sold to recover any uncollected funds. If the net proceeds of the sale of such shares are insufficient to recover in full the uncollected amounts, the Plan Administrator reserves the right to sell such additional shares from any of your accounts maintained by the Plan Administrator as may be necessary to recover in full the uncollected balance. In addition, you will be charged a fee of $25 for any returned check or failed automatic withdrawal. The Plan Administrator reserves the right to sell such additional shares from any of your accounts maintained by the Plan Administrator as may be necessary to recover in full this fee.

Purchase of Shares for the Plan

      Purchase Intervals: The Plan Administrator will make arrangements to use initial and optional cash investments to purchase National Fuel shares as promptly as practical, but at least once each week. The Plan Administrator will use reinvested dividends to purchase shares on a quarterly basis. Purchases may be made over a number of days.

      Source and Pricing of Shares:

Source of Shares: Stock needed to meet the requirements of the Plan will either be purchased in the open market or issued directly by National Fuel from authorized but unissued shares or treasury shares, as determined by National Fuel. National Fuel may change the source of shares from time to time in its sole discretion.

Shares Purchased in the Open Market: If the shares are purchased in the open market, your price per share will be the weighted average price of shares purchased to satisfy Plan requirements. All fractional shares are calculated to four decimals and are credited to your account. Open market purchases will usually be made through a broker affiliated with The Bank of New York. National Fuel will pay applicable brokerage commission charges on open market purchases. These brokerage commission charges must and will be reported to you and the IRS as your taxable income.

Shares Purchased from National Fuel: If the shares are purchased directly from National Fuel, your price per share for initial and optional cash investments will be the average of the daily high and low sale prices quoted on the New York Stock Exchange (NYSE) Composite Transactions listing for the day the shares are purchased. For quarterly reinvestment of dividends, your price per share will be the average of the daily high and low sale prices quoted on the NYSE Composite Transactions listing for the three-day period, beginning on the last business day before the dividend payment date and ending on the first business day after, surrounding the dividend payment date. If there is no trading of National Fuel stock on the NYSE for a substantial period of time during the pricing period, then the price per share will be determined by National Fuel on the basis of such market quotations as it considers appropriate. There are no brokerage commission charges on shares purchased directly from National Fuel.

Use of Proceeds: Proceeds from the sale of shares purchased from National Fuel, if any, will be used by National Fuel for general corporate purposes.

      Timing and Control: Because the Plan Administrator will arrange for the purchase of shares on behalf of the Plan, neither National Fuel nor any participant in the Plan has the authority or power to control either the timing or (except as stated above with respect to a substantial period of time in which there is no trading of National Fuel stock on the NYSE) pricing of shares purchased. Similarly, neither National Fuel nor any participant in the Plan may control the selection of the broker making the purchases. Therefore, you will not be able to precisely time your purchases through the Plan, and you will bear the market risk associated with fluctuation in the price of National Fuel stock. That is, if you send in an initial or optional cash investment, it is possible that the market price of National Fuel stock could go up or down before the Plan Administrator purchases stock with your funds. In addition, you will not earn interest on initial or optional cash investments for the period before the shares are purchased.

Sale of Shares for the Plan

      You can sell any number of shares held in your Plan account by notifying the Plan Administrator as described below. The Plan Administrator will arrange for sales to be made at least weekly. Sales may be made more frequently if volume warrants. Sales will usually be made through a broker affiliated with The Bank of New York. The sale price will be the weighted average price of all shares sold for Plan participants on the trade date or dates. You will receive the proceeds of the sale less a $15 sales transaction fee, brokerage commission charges which are currently $0.12 per share, and any required tax withholdings. If the proceeds of the sale do not exceed the sum of the sales transaction fee, brokerage commission charges and any required tax withholdings, you will not receive any part of the proceeds.

      Methods of Sale: You can notify the Plan Administrator to sell any number of shares held in your Plan account by one of the following methods:

Sale Orders via Interactive Voice Response System: You may instruct the Plan Administrator to sell by placing a sale order via the Interactive Voice Response system. To place a sale order, call (800) 648-8166, the Plan Administrator’s toll-free number, with your instructions. Simply enter your social security number or taxpayer identification number at the prompt, select the menu option for sales and follow the instructions provided. For security purposes, you will be asked to enter your account number.

Sale Orders via Internet: You may instruct the Plan Administrator to sell by placing a sale order via the Internet. To place a sale order, you will first need to request a Personal Identification Number by visiting the Plan Administrator’s website at www.stockbny.com.

Sale Orders via Mail: You may instruct the Plan Administrator to sell by completing and signing the tear-off portion of your account statement and mailing the instructions to the Plan Administrator. If there is more than one name or owner on the Plan account, all participants must sign the tear-off portion of the account statement.

      Please note that the Company reserves the right to instruct the Plan Administrator, in the event your total holdings fall below one share, to liquidate the fractional share, remit the proceeds to you, less applicable fees, and close your Plan account.

      Timing and Control: Because the Plan Administrator will sell the shares on behalf of the Plan, neither National Fuel nor any participant in the Plan has the authority or power to control either the timing or (except as stated above with respect to a substantial period of time in which there is no trading of National Fuel stock on the NYSE) pricing of shares sold. Similarly, neither National Fuel nor any participant in the Plan may control the selection of the broker making the sales. Therefore, you will not be able to precisely time your sales through the Plan, and you will bear the market risk associated with fluctuation in the price of National Fuel stock. That is, if you send in a request to sell shares, it is possible that the market price of National Fuel stock could go down or up before the Plan Administrator sells your shares. In addition, you will not earn interest on a sales transaction.

Safekeeping of Your Stock Certificates in Book Entry Form

      Shares of National Fuel stock that you buy under the Plan will be maintained in your Plan account for safekeeping in book entry form. In addition, any National Fuel shareholder may use the Plan’s “safekeeping” service to deposit their National Fuel stock certificates into the Plan at no cost. Safekeeping is beneficial because you no longer bear the risk and cost associated with the loss, theft, or destruction of stock certificates. With safekeeping, you have the option of receiving cash dividends, reinvesting your dividends or taking advantage of the sale of shares feature of the Plan. Certificates will be issued only upon written request to the Plan Administrator. (See “Issuance of Certificates” on page 6.)

      To use the safekeeping service, send your certificates to the Plan Administrator by registered mail, insured, with written instructions to deposit them in safekeeping. Do not endorse the certificates or complete the assignment section.

Transfer of Shares

      You can transfer National Fuel shares from your account to an existing shareholder in the Plan or to a new participant in the Plan, subject to the recipient’s $120,000 per calendar year aggregate investment limitation. In the case of an existing shareholder in the Plan, the Plan Administrator must receive a written acknowledgement signed by the existing shareholder, and in the case of a new participant in the Plan, the Plan Administrator must receive an enrollment form signed by the new participant. Your signature authorizing the transfer must be guaranteed by a financial institution participating in the Securities Transfer Agents Medallion Program (STAMP), or in such other signature guarantee program as the Plan Administrator may determine in addition to, or in substitution for, STAMP. STAMP and other signature guarantee programs ensure that the individual signing the transfer authorization is in fact the registered owner as it appears on the records of the Plan Administrator.

      In addition to making transfers, you may:

•	Make an initial $1,000 cash investment to establish an account for another person (provided that the Plan Administrator receives an enrollment form signed by such person); or

•	Submit an optional cash investment on behalf of an existing participant in the Plan in an amount not less than $100 (provided that the Plan Administrator receives a written acknowledgement signed by the existing participant, and provided further that the aggregate investments in the existing participant’s Plan account do not exceed $120,000 per year).

      If you need additional assistance, please call the Plan Administrator at (800) 648-8166.

Issuance of Certificates

      A certificate for your shares will be sent to you, free of charge, upon written request to the Plan Administrator. In addition, you can withdraw all or some of the shares from your Plan account by notifying the Plan Administrator.

      Certificates will be issued for whole shares only. In the event your request involves a fractional share, the fractional share will be sold, and you will receive a check for the net proceeds of the sale (less applicable fees). You should receive your certificate within two to three weeks of mailing your request. You should not sell your shares until you have the certificate in your hands, so that you can deliver the certificate to your buyer within the legally required time (about three days).

      Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed. If the certificate is issued in a name other than your Plan account registration, the signature on the instructions or stock power must be guaranteed by a financial institution participating in STAMP, as described previously.

Plan Service Fees

Enrollment Fee for New Investors	$15.00 per account enrollment
Initial Purchase of Shares	No Charge*
Sale of Shares (partial or full)
Transaction Fee	$15.00 per sale transaction
Brokerage Commission Charge	currently $0.12 per share
Reinvestment of Dividends	No Charge*
Optional Cash Investments via Check or Automatic Investment	No Charge*
Transfer of Shares	No Charge
Safekeeping of Stock Certificates	No Charge
Certificate Issuance	No Charge
Returned Checks (insufficient funds, etc.)	$25.00 per check
Duplicate Statements
Current year	No Charge
Prior year(s)	$20.00 fee per statement request

*	Where shares are purchased in the open market to effect initial investments, dividend reinvestments or optional cash investments, National Fuel will pay applicable brokerage commission charges. These brokerage commission charges must and will be reported to you and the IRS as your taxable income.

      The Plan Administrator will deduct the applicable fees from either the initial investment or proceeds from a sale.

Tracking Your Investments

      If you participate in dividend reinvestment, the Plan Administrator will mail you a quarterly statement showing all transactions (shares, amounts invested, purchase prices) for your account including year-to-

date and other account information. Supplemental statements or notices will be sent when you make an initial or optional cash investment or a deposit, transfer or withdrawal of shares.

      If you do not participate in dividend reinvestment, the Plan Administrator will mail you a statement or notice confirming any transactions you make.

      Please retain your statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

      You should notify the Plan Administrator promptly of any change in address since all notices, statements and reports will be mailed to your address of record.

U.S. Federal Income Tax Information

      The following summary is based upon interpretations of current federal tax law. It is important for you to consult your own tax advisers to determine particular tax consequences, including state income tax (and other taxes, such as stock transfer tax) consequences, which vary from state to state and which may result from participation in the Plan and subsequent disposition of shares acquired pursuant to the Plan. If you reside outside the United States, income tax consequences will vary depending upon the jurisdiction in which you reside.

      Cash dividends received under the Plan will be taxable as having been received by you even if you reinvest them and do not actually receive them in cash. If you reinvest dividends, your quarterly statement from the Plan Administrator will indicate the amount of gross dividends paid, which is reported to the IRS as dividend income, and the amount of net dividends reinvested (after payment of any service fees and withholding of any income taxes). The statement will also reflect any brokerage commission charges paid by National Fuel on your behalf for purchases of shares.

      The amount of the gross cash dividends received by you will be taxable as a dividend to the extent of National Fuel’s current or accumulated earnings and profits. To the extent the distribution is in excess of National Fuel’s current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in your shares, and the distribution in excess of your tax basis will be taxable as gain realized from the sale of its shares.

      Shares acquired through the reinvestment of dividends under the Plan will have a tax basis equal to the amount of the net cash dividends reinvested in such shares.

      You will not realize gain or loss for U.S. Federal income tax purposes upon the transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize gain or loss upon the sale of shares (including the receipt of cash for fractional shares) held in the Plan.

      The amount of any such gain or loss will be the difference between the amount that you received for the shares or fractional shares and the tax basis thereof.

      If you fail to provide certain federal income tax certifications in the manner required by law, dividends, proceeds from the sale of fractional shares and proceeds from the sale of shares held for your account will be subject to federal income tax withholding at the applicable rate. If withholding is required for any reason, the appropriate amount of tax will be withheld. Certain shareholders (including most corporations) are, however, exempt from the above withholding requirements.

      If you are a foreign shareholder, your dividends are subject to federal income tax withholding at the treaty rate. If applicable, the appropriate amount will be withheld and the balance in shares will be credited to your account.

Miscellaneous

      Available Information/ Incorporation of Documents by Reference: National Fuel files annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any reports, statements or other information National Fuel files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including National Fuel. National Fuel also maintains an Internet site (http://www.nationalfuelgas.com). Information contained on National Fuel’s Internet site does not constitute part of this prospectus.

      The SEC allows National Fuel to “incorporate by reference” the information that National Fuel files with the SEC, which means that we can disclose important information to you by referring you to those documents in this prospectus. The information incorporated by reference is an important part of this prospectus. National Fuel is incorporating by reference the documents listed below and any future documents that are filed by National Fuel with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until National Fuel sells all of these securities. Any of those future filings will update, supersede and replace the information contained in any documents incorporated by reference in this prospectus at the time of the future filings.

(a) Annual Report on Form 10-K for the year ended September 30, 2003;

(b) Quarterly Reports on Form 10-Q for the quarters ended December 31, 2003 and March 31, 2004;

(c) Description of National Fuel’s common stock contained in its Registration Statement No. 333-117132 on Form S-8; and

(d) Description of National Fuel’s Common Stock Purchase Rights contained in its Registration Statement on Form 8-A filed on June 14, 1996, as amended by its Form 8-A/A filed on April 30, 1999.

      Upon request National Fuel will provide, without charge, a copy of any or all of the documents incorporated by reference in this document (other than exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Your requests for copies should be directed to National Fuel Investor Relations, 6363 Main Street, Williamsville, New York 14221 (Telephone: (716) 857-6987).

      You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. National Fuel has authorized no one to provide you with different information. National Fuel is not making an offer to sell its stock or soliciting offers to buy its stock in any state or country where the offer or solicitation is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of such document or that the information incorporated by reference in this prospectus is accurate as of any date other than the date of the document incorporated by reference.

      Stock Splits, Stock Dividends and Other Distributions: In the event dividends are paid in National Fuel common stock, or if National Fuel common stock is distributed in connection with any stock split or similar transaction, each account will be adjusted to reflect the receipt of the common stock so paid or distributed.

      Voting of Proxies: National Fuel will mail you proxy materials including a proxy card representing both the shares for which you hold certificates and the shares, full and fractional, in your Plan account. The proxy will be voted as indicated by you. If you do not return your signed proxy card or otherwise cast your vote in accordance with the instructions in the proxy package, none of your shares will be voted.

      Responsibility of National Fuel Gas Company and the Plan Administrator: Neither National Fuel Gas Company nor the Plan Administrator will be liable for any act it does in good faith or for any good faith omission to act. This includes, without limitation, any claims of liability:

•	For failure to terminate your account upon your death prior to receiving written notice of such death; or

•	Relating to purchases or sales prices reflected in your Plan account or the dates of purchases or sales of your Plan shares; or

•	For any fluctuation in the market value after purchase or sale of shares.

      The payment of dividends is at the discretion of National Fuel’s Board of Directors and will depend upon future earnings, the financial condition of National Fuel Gas Company and other factors. The Board may change the amount and timing of dividends at any time without notice.

      Neither National Fuel Gas Company nor the Plan Administrator can assure you a profit or protect you against a loss on the shares you purchase under the Plan.

      Legal Matters: Stryker, Tams & Dill LLP has given its opinion regarding the legality of the common stock covered by this prospectus. Stryker, Tams & Dill LLP and Richards, Layton & Finger, P.A. have given their opinions regarding the legality and binding effect of the common stock purchase rights appurtenant to the common stock covered by this prospectus.

      Plan Modification or Termination: National Fuel reserves the right to suspend, modify or terminate the Plan at any time. You will receive notice of any such suspension, modification or termination. National Fuel and the Plan Administrator also reserve the right to change any administrative procedures of the Plan.

      Change of Eligibility; Termination: National Fuel reserves the right to deny, suspend or terminate participation by a shareholder who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such event, the Plan Administrator will notify you in writing and will continue to safekeep your shares but will no longer accept optional cash investments or reinvest your dividends. The Plan Administrator will issue a certificate to you upon written request.

      Foreign Participation: If you live outside the United States, you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. National Fuel reserves the right to terminate participation of any shareholder and to refuse Plan participation to any person if it deems it advisable under any foreign laws or regulations.

      Experts: The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of National Fuel Gas Company for the year ended September 30, 2003 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      National Fuel’s Annual Report on Form 10-K includes information relating to oil and natural gas reserves of Seneca Resources Corporation and Seneca Energy Canada, Inc., wholly-owned subsidiaries of National Fuel. Ralph E. Davis Associates, Inc., as an expert in petroleum engineering, has issued audit reports regarding that information.

National Fuel Gas Company

6363 Main Street
Williamsville, New York 14221